Exhibit 99.1

ASX, Nasdaq and Media Release

8 August 2024

Opthea to Participate in the H.C. Wainwright
4th Annual Ophthalmology Virtual Conference, August 15, 2024

Melbourne, Australia, and Princeton, NJ, US, August 8, 2024-- Opthea Limited (ASX/NASDAQ:OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announced that management will present at the H.C. Wainwright 4thAnnual Ophthalmology Virtual Conference and participate in one-on-one investor meetings on August 15, 2024.

Virtual Conference Details:

Presentation: Available on Thursday, August 15, 2024, 7:00 am ET

Presenter: Frederic Guerard, PharmD, CEO Opthea

The webcast will be accessible both via the link: https://journey.ct.events/view/bc8c5e95-651e-4824-bee8-923a1a7479fa and on the “Events & Presentations” section of Opthea’s website at http://ir.opthea.com/.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Authorized for release to ASX by Fred Guerard, PharmD, CEO, Opthea

Investor Inquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited